February 18, 2011

PRIVATE AND CONFIDENTIAL

Mr. Ed Cofrancesco
President
International Assets Advisory, LLC
300 S. Orange Avenue, Suite 1100
Orlando, Florida 32801

Dear Mr. Cofrancesco:

This letter agreement (this “Agreement”) amends and restates in its entirety that certain letter agreement dated as of January 14, 2011, between Preferred Apartment Communities, Inc. (the “Company”) and International Assets Advisory, LLC (“IAA”), which amended and restated in its entirety that certain letter agreement dated as December 8, 2010, between the Company and IAA in connection with the initial public offering (“IPO”) of the Company’s common stock (“Common Stock”) and listing of its Common Stock on NYSE Amex.  Reference is made to that certain amended and restated letter agreement dated December 13, 2010 between the Company and Anderson & Strudwick, Incorporated (the “Company/A&S Letter Agreement”).

The Company and IAA acknowledge that the target size of the proposed IPO transaction shall be $45,000,000 (forty five million U.S. dollars) in shares of Common Stock (the “Initial Shares”) in such amount of shares and at a price per share to be determined and set forth in the Company’s Form S-11 registration statement filed and as amended from time to time with the U.S. Securities and Exchange Commission. In addition, the lead underwriter and lead manager in the IPO shall have the right, exercisable in its sole discretion, to purchase up to an additional 15% of the amount of the Initial Shares to cover overallotments (the “Green Shoe Shares”) on the same terms as the purchase of the Initial Shares.  The Initial Shares and the Green Shoe Shares, if any, shall be referred to collectively as the “Public Offering Shares.” The Public Offering Shares shall exclude any shares of Common Stock pursuant to a private placement offering to Williams Opportunity Fund, LLC at the same price offered to purchasers of the Public Offering Shares and as described in the Company’s registration statement.

Fees

The Company agrees, on the date of the closing of the purchase of the Initial Shares in the IPO, to (x) pay IAA a general advisory fee equal to $125,000 (the “General Advisory Fee”) payable in U.S. dollars, and (y) issue a warrant (the “Warrant”) to purchase 150,000 shares of Common Stock of the Company, which Warrant will have an exercise price per share of 125% of the gross per share offering price in the IPO, will expire on the fourth anniversary of the closing of the purchase of the Initial Shares in the IPO, and will be on such other terms and subject to the conditions set forth in a warrant agreement to be entered into between the Company and IAA.  For the avoidance of doubt, no General Advisory Fee shall be payable to IAA and no Warrant shall be issued to IAA if the IPO is not consummated.

In addition, the Company agrees reimburse IAA for all reasonable out-of-pocket expenses payable to unaffiliated third parties incurred by IAA in connection with the IPO (“IAA Expenses”); provided, however, that IAA shall receive prior written approval of the Company in respect of any IAA Expenses to be incurred in an amount equal to or in excess of $5,000 individually (the “IAA Individual Threshold”) or $20,000 in the aggregate (the “IAA Aggregate Threshold”), such approvals not to be unreasonably withheld or delayed; provided further, however, that once the Company has approved exceeding the IAA Aggregate Threshold, then IAA shall notify the Company promptly in respect of any IAA Expenses incurred in an amount less than the IAA Individual Threshold.  In any event, IAA shall not incur IAA Expenses in excess of $25,000 in the aggregate without the prior written approval of the Company, which may be withheld in its sole discretion.  Notwithstanding the foregoing, the parties hereto agree that IAA Expenses reimbursable to IAA shall not exceed an amount equal to $65,000 in the aggregate.  IAA shall provide evidence to the Company of all the IAA Expenses incurred by IAA in accordance with this paragraph, which evidence shall be in reasonable detail.  Any IAA Expenses reimbursable to IAA in accordance with this paragraph shall be paid within three business days following receipt of the evidence of the incurrence thereof; provided, however, that no IAA Expenses shall be reimbursed by the Company to IAA unless the IPO is consummated.  For the avoidance of doubt, the sum of all IAA Expenses shall be considered independent of, and in addition to, the General Advisory Fee and the Warrant.

Indemnification

IAA will indemnify, defend and hold harmless the Company, NELL Partners, LLC, their affiliates and their respective officers, directors, agents, employees, subsidiaries, partners, members, employees, agents and each person who controls (within the meaning of Section 15 of the Securities Act of 1933) any of such persons (each an “Indemnified Party”), from and against any and all losses, claims (including without limitation any claim by a third party that such party is owed any fees, expenses, securities or any compensation), damages, expenses (including without limitation reasonable fees, disbursements and other charges of counsel incurred by an Indemnified Party in any action or any written threat of a claim and costs of investigation) or other liabilities (collectively, “Losses”), resulting from or arising out of this Agreement or any other agreement involving IAA, on the one hand, and the Company or Anderson & Strudwick, Incorporated, on the other hand.  IAA’s maximum aggregate liability for Losses under this indemnification provision to all Indemnified Parties shall not exceed the sum of (a) the General Advisory Fee, (b) the value of the Warrant, and (c) the amount of IAA Expenses actually reimbursed.

General

This Agreement shall terminate automatically upon the termination of the Company/A&S Letter Agreement and may be terminated by either the Company or IAA at any time upon written notice to that effect to the other party.

The parties hereto acknowledge that the execution and delivery of this Agreement does not create any legally binding obligations between the parties relating to the IPO transaction or for the Company to consummate the IPO.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules.  Any dispute hereunder shall be brought in a federal or state court in the State of New York.

If the foregoing correctly sets forth our understanding, we would appreciate your signing two copies of this letter in the space provided below and returning one of them to us.

Very truly yours,

PREFERRED APARTMENT COMMUNITIES, INC.

By:	/s/ John A. Williams
John A. Williams
President and Chief Executive Officer

Accepted and agreed to as of
the date first above written:

INTERNATIONAL ASSETS ADVISORY, LLC

By:	/s/ Edward Cofrancesco
Edward Cofrancesco
President